July 9, 2025

Via Edgar Transmission Ms. Catherine De Lorenzo / Ms. Pam Howell Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Washington, D.C. 20549

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Re:	KWF Group Holding Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 18, 2025 CIK No. 0002068224

Dear Ms. Lorenzo / Ms. Howell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 2, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 Use of Proceeds, page 51

1.

We note the revisions made in this section in response to prior comment 5; however, we continue to note the risk factor disclosure regarding the discretion over the use of proceeds on page 45. Please revise to explain what types of business conditions or events could cause you to change your use of proceeds. See Instruction 7 to Item 504 of Regulation S-K.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 51 to disclose the business conditions and factors that the management consider may change the Company’s use of proceeds, including the market conditions, available projects and economic condition.

Business, page 71

2.	We note your response to prior comment 6. Please revise to provide more fulsome details regarding the public projects described on page 72. For example, please describe the material terms of the individual contracts including the term length (multi-year, one year, etc.), specific details of the infrastructure developments and other services provided, and any material provisions or conditions that may affect the completion of the project.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 72 to disclose material terms that are generally contained in the contracts of the Company’s public sector projects, including duration, scope of works, contract sum, payment terms, termination and defect liability period.

Note 13. Segment Reporting, page F-29

3.	We note your response to prior comment 9. Please revise to disclose the following:

	●	the specific measure of profit or loss reviewed by the CODM for making decisions, allocating resources, and assessing performance (ASC 280-10-50-22)

	●	the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss, or an explanation of the nature of the expense information the CODM uses to manage operations (ASC 280-10-50-26A and 26C)

	●	an amount and qualitative description of the composition of other segment items (ASC 280-10-50-26B).

Response: We note the Staff’s comment, and respectfully advise that we have revised F-29 to disclose segment information including specific measure of profit or loss reviewed by the CODM for making decisions, allocating resources, and assessing performance, the significant expense categories and explanation of the nature of the expense information the CODM uses to manage operations.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com